Vinyl Products, Inc.
30950 Rancho Viejo Road, # 120
San Juan Capistrano, CA 92675

February 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:       Pamela Long, Assistant Director

Re:          Vinyl Products, Inc.
Current Report on Form 8-K dated December 31, 2010
Filed January 6, 2011
File No. 0-52769

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 1, 2011 (the “Comment Letter”) relating to the Current Report on Form 8-K dated December 31, 2010 (the “Form 8-K”) of Vinyl Products, Inc. (the “Company) filed with the Commission on January 6, 2011. The answers set forth herein refer to each of the Staffs' comments by number.  Concurrently herewith, we are filing an amendment to the Form 8-K reflecting our responses to the Staff’s comments.

General

1.	Update you EDGAR company profile to include your current business address and mailing address.

Response

We have updated on our EDGAR company profile to address the Staff’s comment.

2.
Please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange act to register a class of securities under Section 12 of the Exchange Act, with that information reflecting the surviving entity and its securities upon consummation of the transaction See Item 2.01(f) of Form 8-K and Section II.D.3 and footnote 32 of SEC Release 33-8587.

Securities and Exchange Commission
February 10, 2011

Response

We believe that the requirements of Item 2.01(f) of Form 8-K are not applicable to the transaction reported in our Form 8-K for the following reasons:

•
The Company was not a “shell company” within the meaning of Exchange Act Rule 12b-2 immediately before the transaction.   In this regard, we note that in our most recent Form 10-Q for the quarter ended September 30, 2010 we reported quarterly revenues of $985,785 and end-of period total assets of $520,846.

•
The Company’s disposition of the capital stock of The Vinyl Fence Company, Inc. (“VFC”) and VFC Franchise Corp. was not a condition of our acquisition of Brackin O’Connor, LLC and was approved by our Board of Directors only following the completion of the acquisition of Brackin O’Connor, LLC.

•
The situation addressed in footnote 32 of SEC Release 33-8587 does not apply to the Company. The Company acquired the capital stock of VFC in November 2008.   We do not believe that VFC was placed in the Company by promoters in anticipation of another business combination transaction.   In fact, the Company owned, operated and attempted to grow the VFC business for over two years prior to its disposition.

Please note that we do expect to file, on or before March 31, 2011, an Annual Report on Form 10-K that will provide much of the information requested in the Staff’s comment.

VFC Disposition – Page 2

3.
State the value of the 20,000,000 shares of common stock returned to Vinyl Products by Messrs. Gordon Knott and Garabed Khatchoyan in exchange for the capital stock of The Vinyl Fence Company, Inc. and VFC Franchise Corp.  See Item 2.01(d) of Form 8-K.

Response

The number of shares of the Company’s common stock returned to the Company was determined by negotiation between Messrs Knott and Khatchoyan and the members of our Board of Directors (other than Messrs. Knott and Khatchoyan) and no specific value was placed on the shares.

We have amended our Form 8-K to reflect the foregoing.

Securities and Exchange Commission
February 10, 2011

Unregistered Sales of Equity Securities – Page 2

4.	State the value of the 20,000,000 shares of common stock issued to the members of Brackin O’Connor, LLC by Vinyl Products in the equity exchange on December 31, 2010. .

Response

The number of shares of the Company’s common stock issued to Brackin O’Connor, LLC was determined by negotiation between Brackin O’Connor and our Board of Directors (which, at the time, consisted of Gordon Knott and Garabed Khatchoyan) and no specific value was placed on the shares.

We have amended our Form 8-K to reflect the foregoing.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers – Page 3

5.	State the ages of Messrs. Douglas D. Brackin and Keith Moore. See Item 5.02(c)(2) of Form 8-K and Item 401(b) of Regulation S-K.

Response

We have amended our Form 8-K to address the Staff’s comment.

6.	Identify the drinking lounge that Mr. Douglas D. Brackin renovated in 2008 and sold in 2009.

Response

We have amended our Form 8-K to address the Staff’s comment.

7.
If Vinyl Products entered into, adopted or otherwise began a material compensatory plan, contract or arrangement with Mr. Douglas D. Brackin or Mr. Keith C. Moore, provide a brief description of the terms and conditions of the plan, contract or arrangement and the amount payable to Mr. Brackin or Mr. Moore. See Item 5.02(e) of Form 8-K.

Response

The Company currently has no compensatory plans, contracts or arrangements with either Mr. Brackin or Mr. Moore.

Securities and Exchange Commission
February 10, 2011

Financial Statements and Exhibits – Page 3

8.
Please tell us how you considered the requirements of Item 9.01(c) in concluding you had an additional 71 days to file the financial statements of Brackin O’Connor, LLC as well as the information required by Item 2.01(f).  Given the plan to dispose of all your preexisting operations, please tell us how you determined that these assets and operations would not be considered “nominal” for purposes of the definition of a shell company in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act.

Response

We believe that the requirements of Item 9.01(c) of Form 8-K are not applicable to the transaction reported in our Form 8-K for the following reasons:

•
The Company was not a “shell company” within the meaning of Exchange Act Rule 12b-2 immediately before the transaction.   In this regard, we note that in our most recent Form 10-Q for the quarter ended September 30, 2010 we reported quarterly revenues of $985,785 and end-of period total assets of $520,846.

•
The Company’s disposition of the capital stock of VFC and VFC Franchise Corp. was not a condition of our acquisition of Brackin O’Connor, LLC and was approved by our Board of Directors only following the completion of the acquisition of Brackin O’Connor, LLC.

•
The situation addressed in footnote 32 of SEC Release 33-8587 does not apply to the Company. The Company acquired the capital stock of VFC in November 2008.   We do not believe that VFC was placed in the Company by promoters in anticipation of another business combination transaction.   In fact, the Company owned, operated and attempted to grow the VFC business for over two years prior to its disposition.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 10, 2011

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ Douglas D. Brackin Douglas D. Brackin President